Mail Stop 3561
                                                           October 12, 2018

Robert J. McNally
President
Equitrans Midstream Corporation
2200 Energy Drive
Canonsburg, PA 15317

       Re:     Equitrans Midstream Corporation
               Amendment No. 1 to Registration Statement on Form 10-12B Filed September 25, 2018
               File No. 1-38629

Dear Mr. McNally:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Exhibit 99.1

Questions and Answers about the Separation and Distribution, page 1

   1. We partially reissue comment 2. Here or in your Summary, please disclose the amount of the distribution and cash settlement to be paid to EQT and how you arrived at the amount of the distribution.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robert J. McNally
Equitrans Midstream Corporation
October 12, 2018
Page 2




       You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or
Bill
Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline
Kaufman, Staff Attorney, at (202) 551-3797 or me at (202) 551-3720 with any other questions.


                                                        Sincerely,

                                                        /s/ Mara L. Ransom

                                                        Mara L. Ransom
                                                        Assistant Director
                                                        Office of Consumer
Products